Exhibit 99.1

Yalla Group Limited Announces Unaudited Second Quarter 2024 Financial Results

DUBAI, UAE, August 12, 2024 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial and Operating Highlights

•
Revenues were US$81.2 million in the second quarter of 2024, representing an increase of 2.5% from the second quarter of 2023.
o
Revenues generated from chatting services in the second quarter of 2024 were US$54.9 million.
o
Revenues generated from games services in the second quarter of 2024 were US$26.2 million.
•
Net income was US$31.4 million in the second quarter of 2024, a 10.9% increase from US$28.3 million in the second quarter of 2023. Net margin1 was 38.6% in the second quarter of 2024.
•
Non-GAAP net income2 was US$35.2 million in the second quarter of 2024, a 4.4% increase from US$33.8 million in the second quarter of 2023. Non-GAAP net margin3 was 43.4% in the second quarter of 2024.
•
Average MAUs4 increased by 14.1% to 39.0 million in the second quarter of 2024 from 34.2 million in the second quarter of 2023.
•
The number of paying users5 on our platform decreased by 10.3% to 12.0 million in the second quarter of 2024 from 13.4 million in the second quarter of 2023.

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo, Yalla Parchis, YallaChat and 101 Okey Yalla have been our main mobile applications for the periods presented herein; WeMuslim has been our main mobile application since the second quarter of 2023; and Ludo Royal has been our main mobile application since the third quarter of 2023.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free; YallaChat and WeMuslim do not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat and WeMuslim. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Key Operating Data	For the three months ended
	June 30, 2023	June 30, 2024

Average MAUs (in thousands)	34,192	38,999

Paying users (in thousands)	13,402	12,023

“We delivered another solid set of results for the second quarter of 2024, led by total revenues of US$81.2 million, exceeding the top end of our guidance despite the impact of the Ramadan holiday,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “This strong performance was supported by our success in enhancing operational procedures, optimizing technology utilization to improve efficiency, boosting user engagement and refining our user acquisition strategies, which drove a 14.1% year-over-year increase in average MAUs to 39.0 million for the second quarter.

“We recently celebrated the 8th anniversary of Yalla, our group’s first product, which has evolved into the world’s most downloaded voice chat app,6 boasting a highly engaged and loyal user community. On the operational front, we continued to deepen local gamers’ engagement with our products and enhanced our brand influence through numerous exciting online and offline events. Since the end of last year, we have hosted online and offline Yalla Ludo tournaments across different cities in MENA with our esteemed local and international partners, engaging with millions of players. As the largest MENA-based online social networking and gaming company, we remain dedicated to delivering tailored experiences that enrich our users’ lives while contributing to the Middle East’s vibrant digital landscape,” Mr. Yang concluded.

Ms. Karen Hu, CFO of Yalla, commented, “We were pleased to sustain our year-over-year revenue growth momentum in the second quarter as we strove for high-quality development and user growth. Our constant efforts to enhance operating efficiency continued to yield positive results, elevating our net margin to 38.6% in the second quarter of 2024. Moving forward, we will continue to execute our high-quality growth strategy, leveraging our solid business fundamentals to capture new business opportunities and deliver long-term, sustainable value to all our stakeholders.”

Second Quarter 2024 Financial Results

Revenues

Our revenues were US$81.2 million in the second quarter of 2024, a 2.5% increase from US$79.2 million in the second quarter of 2023. The increase was primarily driven by our broadening user base and enhanced monetization capability. Our average MAUs increased by 14.1% from 34.2 million in the second quarter of 2023 to 39.0 million in the second quarter of 2024. Our solid revenue growth was also partially attributable to the significant increase in ARPPU,7 which grew from US$5.8 in the second quarter of 2023 to US$6.6 in the second quarter of 2024.

In the second quarter of 2024, our revenues generated from chatting services were US$54.9 million, and revenues from games services were US$26.2 million.

Costs and expenses

Our total costs and expenses were US$51.6 million in the second quarter of 2024, a 6.8% decrease from US$55.3 million in the second quarter of 2023.

Our cost of revenues was US$29.0 million in the second quarter of 2024, a 2.5% increase from US$28.3 million in the same period last year, primarily due to higher commission fees paid to third-party payment platforms as a result of increasing revenue generated. Cost of revenues as a percentage of our total revenues remained relatively stable at 35.7% in the second quarter of 2024.

Our selling and marketing expenses were US$8.5 million in the second quarter of 2024, a 31.4% decrease from US$12.4 million in the same period last year, primarily driven by our more disciplined advertising and promotion approach. Selling and marketing expenses as a percentage of our total revenues decreased from 15.6% in the second quarter of 2023 to 10.5% in the second quarter of 2024.

6 According to data.ai’s research, by downloads in 2023.

7 “ARPPU” refers to average revenues per paying user in a given period, which is calculated by dividing (i) revenues for such period, by (ii) the number of paying users for such period. When calculating the ARPPU, we include revenues generated from Yalla, Yalla Ludo, Yalla Parchis, 101 Okey Yalla and Ludo Royal (since the third quarter of 2023) in a given period.

Our general and administrative expenses were US$7.6 million in the second quarter of 2024, a 5.5% decrease from US$8.0 million in the same period last year, primarily driven by lower share-based compensation expenses recognized in the second quarter of 2024. General and administrative expenses as a percentage of our total revenues decreased from 10.1% in the second quarter of 2023 to 9.3% in the second quarter of 2024.

Our technology and product development expenses were US$6.5 million in the second quarter of 2024, a 1.6% decrease from US$6.6 million in the same period of last year, primarily driven by lower share-based compensation expenses recognized in the second quarter of 2024. Technology and product development expenses as a percentage of our total revenues decreased from 8.3% in the second quarter of 2023 to 8.0% in the second quarter of 2024.

Operating income

Operating income was US$29.6 million in the second quarter of 2024, a 23.8% increase from US$23.9 million in the second quarter of 2023.

Non-GAAP operating income8

Non-GAAP operating income in the second quarter of 2024 was US$33.5 million, a 13.9% increase from US$29.4 million in the same period last year.

Interest income

Interest income was US$7.1 million in the second quarter of 2024, compared with US$4.6 million in the second quarter of 2023, primarily due to an increase in interest rates applicable to the Company’s bank deposits.

Income tax expense

Income tax expense was US$5.79 million in the second quarter of 2024, compared with US$0.82 million in the second quarter of 2023. The increase was primarily due to the introduction and implementation of the UAE Corporate Tax Law, which is effective for the financial years starting on or after June 1, 2023.

Net income

As a result of the foregoing, our net income was US$31.4 million in the second quarter of 2024, a 10.9% increase from US$28.3 million in the second quarter of 2023.

Non-GAAP net income

Non-GAAP net income in the second quarter of 2024 was US$35.2 million, a 4.4% increase from US$33.8 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.20 and US$0.17, respectively, in the second quarter of 2024, while basic and diluted earnings per ordinary share were US$0.19 and US$0.16, respectively, in the same period of 2023.

8 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share9

Non-GAAP basic and diluted earnings per ordinary share were US$0.22 and US$0.19, respectively, in the second quarter of 2024, compared with US$0.22 and US$0.19, respectively, in the same period of 2023.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of June 30, 2024, we had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$528.7 million, compared with US$535.7 million as of December 31, 2023.

Share Repurchase Program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021 with an extended expiration date of May 21, 2025, the Company had completed cash repurchases in the open market of 3,972,876 American depositary shares (“ADSs”), representing 3,972,876 Class A ordinary shares, for an aggregate amount of approximately US$35.5 million, as of June 30, 2024. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$114.5 million as of June 30, 2024.

Outlook

For the third quarter of 2024, Yalla currently expects revenues to be between US$75.0 million and US$82.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

9 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Conference Call

The Company’s management will host an earnings conference call on Monday, August 12, 2024, at 8:00 PM U.S. Eastern Time, Tuesday, August 13, 2024, at 4:00 AM Dubai Time, or Tuesday, August 13, 2024, at 8:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	4890168

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until August 19, 2024, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	6123926

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenue in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2023	June 30, 2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	311,883,463	289,553,961
Restricted cash	423,567	420,946
Term deposits	213,105,501	230,749,436
Short-term investments	10,282,329	8,000,000
Amounts due from a related party	109,507	—
Prepayments and other current assets	33,340,602	36,904,158
Total current assets	569,144,969	565,628,501
Non-current assets
Property and equipment, net	1,583,604	1,415,128
Intangible asset, net	1,133,715	1,014,122
Operating lease right-of-use assets	2,382,026	1,837,703
Long-term investments	51,692,218	132,293,265
Other assets	13,015,729	12,935,189
Total non-current assets	69,807,292	149,495,407
Total assets	638,952,261	715,123,908

LIABILITIES
Current liabilities
Accounts payable	928,055	858,983
Deferred revenue	46,558,571	54,175,880
Operating lease liabilities, current	1,153,691	1,070,626
Amounts due to a related party	—	108,867
Accrued expenses and other current liabilities	26,694,999	25,128,214
Total current liabilities	75,335,316	81,342,570
Non-current liabilities
Operating lease liabilities, non-current	949,970	468,972
Total non-current liabilities	949,970	468,972
Total liabilities	76,285,286	81,811,542

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,778	13,910
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	313,306,523	321,783,768
Treasury stock	(35,527,305)	(35,527,305)
Accumulated other comprehensive loss	(2,341,740)	(2,613,364)
Retained earnings	292,223,525	355,461,482
Total shareholders’ equity of Yalla Group Limited	567,677,254	639,120,964
Non-controlling interests	(5,010,279)	(5,808,598)
Total equity	562,666,975	633,312,366
Total liabilities and equity	638,952,261	715,123,908

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
	US$	US$	US$	US$	US$
Revenues	79,246,363	78,728,578	81,197,482	152,764,976	159,926,060
Costs and expenses
Cost of revenues	(28,330,815)	(28,571,261)	(29,025,673)	(56,183,292)	(57,596,934)
Selling and marketing expenses	(12,378,490)	(8,099,936)	(8,491,520)	(23,733,465)	(16,591,456)
General and administrative expenses	(8,018,573)	(6,647,892)	(7,576,904)	(18,182,967)	(14,224,796)
Technology and product development expenses	(6,586,078)	(6,262,254)	(6,481,616)	(13,997,266)	(12,743,870)
Total costs and expenses	(55,313,956)	(49,581,343)	(51,575,713)	(112,096,990)	(101,157,056)
Operating income	23,932,407	29,147,235	29,621,769	40,667,986	58,769,004
Interest income	4,623,275	6,644,884	7,097,975	7,741,564	13,742,859
Government grants	4,560	67,332	365,031	182,219	432,363
Investment income (loss)	529,308	(1,288,127)	60,233	1,021,197	(1,227,894)
Income before income taxes	29,089,550	34,571,324	37,145,008	49,612,966	71,716,332
Income tax expense	(821,149)	(3,483,208)	(5,793,582)	(1,437,507)	(9,276,790)
Net income	28,268,401	31,088,116	31,351,426	48,175,459	62,439,542
Net loss attributable to non-controlling interests	1,202,160	505,987	292,428	1,756,751	798,415
Net income attributable to Yalla Group Limited’s shareholders	29,470,561	31,594,103	31,643,854	49,932,210	63,237,957
Earnings per ordinary share
——Basic	0.19	0.20	0.20	0.32	0.39
——Diluted	0.16	0.17	0.17	0.28	0.34
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	158,871,859	160,379,455	160,721,827	158,424,104	160,550,641
——Diluted	180,752,549	183,260,168	183,535,654	180,635,132	183,397,911

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
	US$	US$	US$	US$	US$
Cost of revenues	923,513	1,902,717	1,867,863	1,953,762	3,770,580
Selling and marketing expenses	1,014,371	700,115	681,035	1,985,706	1,381,150
General and administrative expenses	3,242,981	1,333,314	1,321,200	6,488,259	2,654,514
Technology and product development expenses	315,173	262,731	19,198	664,450	281,929
Total share-based compensation expenses	5,496,038	4,198,877	3,889,296	11,092,177	8,088,173

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2023	June 30, 2024
	US$	US$	US$	US$	US$
Operating income	23,932,407	29,147,235	29,621,769	40,667,986	58,769,004
Share-based compensation expenses	5,496,038	4,198,877	3,889,296	11,092,177	8,088,173
Non-GAAP operating income	29,428,445	33,346,112	33,511,065	51,760,163	66,857,177

Net income	28,268,401	31,088,116	31,351,426	48,175,459	62,439,542
Share-based compensation expenses, net of tax effect of nil	5,496,038	4,198,877	3,889,296	11,092,177	8,088,173
Non-GAAP net income	33,764,439	35,286,993	35,240,722	59,267,636	70,527,715

Net income attributable to Yalla Group Limited’s shareholders	29,470,561	31,594,103	31,643,854	49,932,210	63,237,957
Share-based compensation expenses, net of tax effect of nil	5,496,038	4,198,877	3,889,296	11,092,177	8,088,173
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	34,966,599	35,792,980	35,533,150	61,024,387	71,326,130

Non-GAAP earnings per ordinary share
——Basic	0.22	0.22	0.22	0.39	0.44
——Diluted	0.19	0.20	0.19	0.34	0.39
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	158,871,859	160,379,455	160,721,827	158,424,104	160,550,641
——Diluted	180,752,549	183,260,168	183,535,654	180,635,132	183,397,911